[LETTERHEAD OF]
 STOEL RIVES LLP

July 30, 2010

BENJAMIN W. BATES Direct (801) 578-6931 bwbates@stoel.com

SENT VIA EDGAR TRANSMISSION, FACSIMILE AND EXPRESS COURIER

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:
Jay E. Ingram
Edward M. Kelly

Re:
Huntsman International LLC
Pre-effective Amendment No. 1 to Registration Statement on Form S-4
Filed July 20, 2010
File No. 333-167611

Ladies and Gentlemen:

        On behalf of Huntsman International LLC, a Delaware limited liability company (the "Company"), we are submitting this correspondence in response to the comments provided in the letter dated July 29, 2010 (the "Comment Letter") from the U.S. Securities and Exchange Commission (the "SEC") setting forth the comments of the staff of the SEC (the "Staff") with respect to the pre-effective Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-4 referenced above (the "Registration Statement").

        Concurrently with this letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement (the "Amendment") for filing under the Securities Act of 1933 (the "Securities Act"). We note that the Amendment includes only Item 21(a) of Part II of the Registration Statement and the related Exhibit Index, along with the revised legal opinions, and does not include the Prospectus constituting Part I of the Registration Statement or the items of Part II that are not impacted by the Comment Letter. The legal opinions attached as exhibits to the Amendment include revisions made in response to the comments of the Staff in the Comment Letter. We have provided with the express courier copies of this letter, for your convenience, (i) three clean copies of the Amendment and three copies of the Amendment that have been marked to show changes made to Amendment No. 1 and (ii) three clean copies of each revised legal opinion being filed as an exhibit to the Amendment and three copies of each such legal opinion that have been marked to show changes made in response to the Comment Letter.

        We have repeated each of the Staff's comments below in the order presented in the Comment Letter, followed by the Company's responses to each comment. References to page numbers in our responses are to page numbers of the marked version of the applicable legal opinion.

Exhibit 5.1

1.
We object to the qualifications contained in paragraph A on page 4 relating to the laws of the state of Delaware and New York. Counsel cannot limit the scope or carve-out provisions of the law of the relevant jurisdiction or indicate that it is not qualified to opine on that law. Please revise.

Response:

In accordance with the Staff's comment, Stoel Rives LLP has revised paragraph A on page 4 of its legal opinion so that it does not limit the scope or carve-out provisions of law or indicate that it is not qualified to opine on the laws of the applicable jurisdictions. The Company has filed the revised opinion with the Amendment as Exhibit 5.1.

2.
Refer to paragraph F on page 5. Please have counsel revise the opinion to remove the date qualification. Alternatively, counsel may file a new opinion that speaks as of or in close proximity to the date of effectiveness.

Response:

In accordance with the Staff's comment, Stoel Rives LLP has revised paragraph F on page 5 of its legal opinion to remove the date qualification. The Company has filed the revised opinion with the Amendment as Exhibit 5.1.

3.
We refer you to the last paragraph of the opinion which prohibits reliance on the opinion by anyone other than Huntsman International LLC. We object to the reliance limitation as the legality opinion has been filed as an exhibit to a publicly filed document that contains an express consent regarding its use.

Response:

In response to the Staff's comment, Stoel Rives LLP has revised the last paragraph of its legal opinion to remove the referenced reliance limitation. The Company has filed the revised opinion with the Amendment as Exhibit 5.1.

Exhibit 5.3

4.
Please have counsel remove the date qualification in the fourth paragraph. Alternatively, counsel may file a new opinion that speaks as of or in close proximity to the date of effectiveness.

Response:

In response to the Staff's comment, Walkers has revised the fourth paragraph of its legal opinion to remove the date qualification. The Company has filed the revised opinion with the Amendment as Exhibit 5.3.

5.
We refer you to the second sentence of the first paragraph after the opinions on page 4 which prohibits the reliance by anyone other than Tioxide Americas Inc. We object to the reliance limitation as the legality opinion has been filed as an exhibit to a publicly filed document that contains an express consent regarding its use. Also, it appears that Exhibit 5.1 is relying upon matters set forth in this opinion. The limitation therefore appears to preclude Stoel Rives from relying upon this opinion regarding matters of Cayman Islands law that it needs to render its opinion.

Response:

In response to the Staff's comment, Walkers has revised the second sentence of the first paragraph after the opinions on page 4 of its legal opinion to remove the referenced reliance limitation. The Company has filed the revised opinion with the Amendment as Exhibit 5.3. With respect to the ability of Stoel Rives LLP to rely on the Walkers legal opinion for purposes of its own legal opinion, we note that Stoel Rives LLP is included as an addressee in the Walkers legal opinion.

6.
Please have counsel consent to being named in the registration statement.

Response:

In response to the Staff's comment, Walkers has revised page 4 of its legal opinion to include a consent to being named in the Registration Statement. The Company has filed the revised opinion with the Amendment as Exhibit 5.3.

Exhibit 5.4

7.
Please remove the date qualifications in Sections 3.3 and 6.4. Alternatively, counsel may file a new opinion that speaks as of or in close proximity to date of effectiveness.

Response:

In response to the Staff's comment, Dickinson Dees LLP has revised Sections 3.3 and 6.4 of its legal opinion to remove the date qualification in each section. The Company has filed the revised opinion with the Amendment as Exhibit 5.4.

* * * * *

        If you have any questions regarding the foregoing responses, please contact the undersigned at (801) 578-6931.

Very truly yours,
STOEL RIVES LLP
/s/ Benjamin W. Bates
Benjamin W. Bates

Enclosures

cc:
James R. Moore
Randy W. Wright
Sean H. Pettey